UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52028

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SIG BROKERAGE, LP

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER, LLP
(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003		274
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SIG BROKERAGE, LP, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: TREASURER

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLER - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

[signature] 2/9/23
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIG BROKERAGE, LP
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

 **EISNERAMPER**

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SIG Brokerage, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SIG Brokerage, LP (the "Entity") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 8, 2023



SIG BROKERAGE, LP

Statement of Financial Condition
December 31, 2022

Assets	
Receivable from clearing broker	$ 4,212,413
Receivable from affiliates	706,487
Accrued trading receivable	507
Other asset	756
Total assets	$ 4,920,163
Liabilities and partners' capital	
Order execution payables	$ 604,761
Accrued expenses	40,238
Payable to affiliate	103
Total liabilities	645,102
Partners' capital	4,275,061
Total liabilities and partners' capital	$ 4,920,163

See notes to statement of financial condition

SIG BROKERAGE, LP

Notes to Statement of Financial Condition
December 31, 2022

NOTE A – ORGANIZATION

SIG Brokerage, LP (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and its designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity is also a member of the New York Stock Exchange ("NYSE") and the NYSE MKT. As a member, the Entity provides order execution services for affiliated registered broker-dealers on the NYSE and the NYSE MKT. The Entity is owned 99% by SIG Specialists Holdings, Inc. and 1% by SIG Brokerage, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records order execution revenue and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Revenue from contracts consists of order execution services provides to affiliates. Each time the Entity executes an order from an affiliate it has fulfilled all performance obligations set forth in the agreement, and therefore, recognizes and records the revenue associated with order execution on a trade date basis.

The Entity assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at the Entity's clearing broker. The Entity monitors the capital adequacy of such organizations.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

NOTE C – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2022, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D – RELATED PARTY TRANSACTIONS

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on monthly order execution charges, plus a surcharge to cover other costs. As of December 31, 2022, the affiliates owed the Entity $706,487 related to these fees.

SIG BROKERAGE, LP

Notes to Statement of Financial Condition
December 31, 2022

NOTE D – RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity is under common control with Susquehanna International Group, LLP ("SIG"). SIG acts as a common payment agent for the Entity and various affiliates for various direct operating expenses. No payable exists related to these direct operating costs. SIG may also provide ancillary and administrative services to the Entity and, in such event, such services are provided at no cost to the Entity.

Because of its short-term nature, the fair value of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE E – INCOME TAXES

No provision for federal income taxes has been made because the Entity is taxed as a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2022, management has determined that there are no material uncertain income tax positions.

NOTE F – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the NYSE, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2022, the Entity had net capital of $3,552,818, which exceeded its requirement of $43,007 by $3,509,811.

NOTE G – SUBSEQUENT EVENTS

Subsequent to year end, a partner made a contribution of $45,000.